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Exhibit 99.2

news release

CORRECTION FROM SOURCE — NORANDA INC./

In c4347 sent today at 16:46e, an error occurred in the first paragraph, second sentence. "Noranda will be required to effectively invest approximately A$26 million" and not "A$16 million" as originally issued. Correct copy follows.

NORANDA AND TECK COMINCO REACH AGREEMENT FOR NORANDA TO EARN 50%
INTEREST IN THE LENNARD SHELF ZINC MINE

TORONTO, ONTARIO, April 23, 2004 — Noranda Inc. (TSX and NYSE: NRD) today announced that it has reached an agreement with Teck Cominco Limited (TSX:TEK.b) to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, Noranda will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited in October 2003 for A$26 million.

The Lennard Shelf mines are currently on care and maintenance. Work was suspended by Western Metals in late November 2003. Noranda and Teck Cominco will endeavour to produce a redevelopment plan for the assets. Work will include a detailed review of reserves and resources, as well as mine planning and other optimization work, and the generation of an exploration program to further define and expand resources and reserves.

A decision to restart the Lennard Shelf mines will depend on the outcome of this work program, as well as market conditions.

"We are very pleased with this opportunity to partner with Teck Comincoin owning this attractive asset with significant exploration potential," said Derek Pannell, President and Chief Executive Officer of Noranda. "The production from Lennard Shelf will significantly increase our zinc exposure when zinc market conditions have markedly improved."

Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. In the year ended June 30, 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 18 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

For further information:
Dale Coffin, Director
External Communications
(416) 982-7161
dale.coffin@toronto.norfalc.com;
www.noranda.com

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NORANDA AND TECK COMINCO REACH AGREEMENT FOR NORANDA TO EARN 50% INTEREST IN THE LENNARD SHELF ZINC MINE